Exhibit 99.170

DeFi Technologies Launches CoreFi Strategy: A MicroStrategy-Inspired Approach for Amplifying Bitcoin Returns with CORE

●	DeFi Technologies Launches CoreFi Strategy: Modeled after successful companies like MicroStrategy, CoreFi Strategy offers a leveraged, regulated approach to Bitcoin yield and CORE, Core blockchain's native asset, providing investors high-beta exposure to Bitcoin and BTCfi.

●	Core Blockchain’s Key Role in BTC Staking: Core blockchain, aligned with Bitcoin, integrates Non-Custodial Staking and Dual Staking with significant Bitcoin mining support, fostering sustainable Bitcoin yields and increased utility within a high-upside Bitcoin ecosystem.

Toronto, Canada, November 14, 2024 — DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance ("DeFi"), is pleased to announce the launch of CoreFi Strategy Corp (“CoreFi Strategy”). Modeled after MicroStrategy and MetaPlanet's successful approaches, CoreFi Strategy offers a regulated, leveraged pathway to Bitcoin yield and CORE—the native asset of the Core blockchain, designed to unlock sustainable Bitcoin yield and other key functions.

CoreFi Strategy (www.corefistrategy.com/) will focus on BTCfi, one of the fastest-growing sectors and largest opportunities in crypto. Like MicroStrategy and Metaplanet’s accumulation of Bitcoin, CoreFi Strategy will dual stake and hold CORE and BTC, while using innovative financing strategies to increase its treasury holdings. This approach offers capital market participants regulated access to BTCfi and the potential for higher beta Bitcoin returns.

A New Path to BTCfi Exposure

Earlier this year, Valour Inc., a subsidiary of DeFi Technologies (“Valour”) and a leading issuer of exchange traded products ("ETPs"), launched the first yield-bearing BTC ETP, which uses Core’s Non-Custodial Bitcoin Staking product to return investors 5.65% yield on its Bitcoin holdings. Valour also launched a CORE ETP, granting institutional investors exposure to the CORE token through their traditional brokerage accounts. It’s currently available to German investors on Börse Frankfurt, the largest German stock exchange.

Core is the most Bitcoin-aligned blockchain with over 8,200 staked Bitcoin and ~75% of Bitcoin mining hash power contributing to the security of its leading ecosystem of over $700M in TVL, 1M+ weekly active wallets, 310M+ total transactions, and 100+ applications. The recent integration of Dual Staking enables Bitcoin stakers who also stake CORE tokens to earn higher Bitcoin staking rates, making CORE essential to unlocking sustainable Bitcoin yields. This unique relationship to the Bitcoin asset makes CORE a high-beta, high-upside Bitcoin ecosystem asset within a regulated framework.

“CoreFi Strategy represents a unique opportunity to capitalize on the BTCfi revolution by providing direct exposure to Core’s growth,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Investors will have the chance to participate in the rapid adoption of Core as a yield-bearing BTCfi protocol, similar to how MicroStrategy unlocked early Bitcoin exposure for Wall Street.”

Maximizing CORE Holdings

Similar to MicroStrategy and MetaPlanet’s focus on BTC, CoreFi Strategy will actively acquire and hold CORE assets, using smart leverage to maximize potential gains. MicroStrategy’s stock has historically traded at a premium, often outperforming Bitcoin by 1.5x-2.5x, due to the company’s position as a pure-play Bitcoin investment vehicle. In the last year, MicroStrategy has risen 632%+, outperforming BTC by more than 3x, and MetaPlanet has risen by 920%+, outperforming BTC by nearly 7x, highlighting the opportunity for public companies to leverage capital markets to exceed the performance of their Bitcoin holdings.

CoreFi Strategy aims to capture this momentum by enabling investors to participate in CORE’s yield generation, Non-Custodial Bitcoin Staking, and Dual Staking model, which aligns incentives between Bitcoin and Core. As BTCfi grows, CoreFi Strategy positions itself as the key vehicle for accessing this emerging sector within a regulated public market.

About Core

Core is the Proof of Stake (PoS) layer for Bitcoin, enabling Non-Custodial Bitcoin Staking and supporting an EVM-compatible BTCfi ecosystem. Since April 2024, over 8,200 BTC have been staked with Core, enhancing Bitcoin’s utility and security. Core is the most Bitcoin-aligned EVM blockchain, with ~76% of Bitcoin mining hash power contributing to the network’s security. This breakthrough has amassed millions of Core adopters - over 27M unique addresses, 310M+ transactions, and over 800M TVL since its mainnet launch in January 2023.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the formation and development of CoreFi Strategy; the business strategy and plan of CoreFi Strategy; CoreFi Strategy's ability to generate cash flow and levels of such cash flow; investor interest and confidence in digital assets, in particular in Bitcoin; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the ability of CoreFi Strategy to execute on its business plan; the growth of the Bitcoin ecosystem; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
+1 (323) 537-7681

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